

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via E-mail
Jeffrey W. Ferguson, General Counsel
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

>   **Re: The Carlyle Group L.P.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 7, 2011**
>   **File No. 333-176685**

Dear Mr. Ferguson:

We have reviewed your amended registration statement and response letter and have the following comments.

Amendment No. 1 to Registration Statement on Form S-1

Our Business, page 2

1. We note your disclosure in the third paragraph on page iii in which you describe the funds you identify as "carry funds". However, in your summary, you only identify as carry funds five funds that you advise in your Global Market Strategies segment. Given your disclosure that carried interest accounts for a significant portion of your revenue, please revise your disclosure in this section to clarify the types of funds within each segment that receive carried interest. Please also disclose the percentage of the carried interest allocated to Carlyle for each type of fund in each segment. In this regard, we note your disclosure in the first paragraph on page 235 which states that senior Carlyle professionals and certain other personnel will own approximately 45% of any carried interest in respect of investments made by the carry funds, with the exception of the energy and renewable resources funds, where Carlyle will retain essentially all of the carry.

2. We note your response to prior comment 10. Your presentation of total segment revenues, total ENI, and total distributable earnings appears to be more prominent than your presentation of revenues and income before the provision for income taxes. Please revise your presentation to include the GAAP amounts in tables similar to the tables provided for your non-GAAP financial measures. In addition, please also disclose your actual distributions for each period presented. Refer to Item 10(e)(1)(i) of Regulation S-K.

Fund of Funds Solutions, page 4

3. We acknowledge your response to prior comment 11. Please revise the table to include a footnote to the AUM metric setting forth the percentage of carried interest allocated to investors as compared to the historical owners and management team of AlpInvest, consistent with your discussion in the second full paragraph on page 222.

Demonstrated Record of Investment Performance, page 7

4. We note your response to prior comment 13. Please revise your disclosure to clarify how the realized/partially realized gross internal rate of returns differ from the internal rates of return and net internal rates of return and why these measures are useful to your investors rather than investors of the funds. Further clarify why the realized/partially realized gross internal rate of returns are higher than the gross internal rate of returns. Please also clarify how you determine when distributions are a substantial majority of invested capital. As previously requested, please also address any risk associated with using these rates as an indicator of your performance. Please also address this comment as it relates to your presentation of this fund performance metric with Management's Discussion and Analysis.

Financial Strength, page 9

5. We reissue prior comment 15. The additional disclosures you refer to are provided in the "Our Business" section of the prospectus summary whereas the disclosures referred to in our prior comment are in your "Competitive Strengths" section of the prospectus summary. We continue to believe that the current discussion of your financial strength places too much prominence on ENI, a non-GAAP performance measure. Please balance this disclosure with your most directly financial measure calculated in accordance with GAAP in your discussion of financial strength as well. Refer to Item 10(e)(1)(i) of Regulation S-K.

Organizational Structure, page 11

6. In your diagram depicting your organizational structure immediately following the offering, you indicate that public investors will have 100% of economic rights whereas the remaining owners of The Carlyle Group L.P. will have no economic rights. Please disclose the nature of the economic rights that the public investors will receive and how those economic rights are impacted by the Existing Owners and Senior Carlyle Professionals' ownership of Carlyle Holdings partnership units.

Exchange Rights . . . , page 19; Risk Factors – You will suffer dilution in net tangible book value . . . , page 72

7. In connection with prior comment 22, please state whether the amount of dilution you cite in these sections is attributable solely to the exchange, and therefore in addition to the dilution investors will experience immediately upon purchasing shares in the offering. If so, then please clarify whether the amount of dilution you cite in the risk factor on page 72 is as compared to the offering price, or as to the book value per share immediately following the offering, which has already been diluted upon completion of the offering.

Risk Factors, page 24

Regulatory changes in the United States could adversely affect our business . . . , page 36

8. We note your response in prior comment 26.   Consistent with your supplemental response to our comment, please revise your disclosure in the second paragraph to disclose, if true, that a number of your investors include foreign banks with a U.S. branch, agency or U.S. commercial lending subsidiary. Quantify, if known the portion of your total active carry fund commitments and AUM attributable to entities that may be restricted by the Volcker Rule. Please also disclose the basis of your belief that these entities will have the flexibility to continue to invest in the Carlyle funds. Lastly, we note that you believe that your continued fundraising efforts will not be significantly adversely affected by the Volker Rule. Please clarify whether this is because you do not anticipate seeking material amounts of capital from these investors, or because you expect them to be able to rely on the special conditions of the Volcker Rule to allowing them to continue to invest in private equity funds.

Cash Distribution Policy, page 90

9. You currently anticipate that you will cause Carlyle Holdings to make annual distributions to its partners in an amount that, taken together with the other described quarterly distributions, represents substantially all of your Distributable Earnings in excess of the amount determined by your general partner to be necessary or appropriate to provide for the conduct of your business, to make appropriate investments in your business and your funds or to comply with applicable law or any of your financing agreements. You anticipate that the aggregate amount of your distributions for most years will be less than Distributable Earnings for that year due to these funding requirements. Please disclose the amount of distributable earnings and the amount of distributions for each of the three years ended December 31, 2010 and the nine months ended September 30, 2011. Please correspondingly discuss the differences between these amounts in your disclosures. Please also provide these disclosures throughout the filing where you discuss how Distributable Earnings is determined including on page 110.

Management's Discussion and Analysis of Financial Condition . . . , page 98

10. We note your response to comment 35 in our letter dated October 3, 2011. Please revise the first risk factor on page 26 to specifically address the impact the capital volatility in August 2011 will have on your business, including that your Corporate Private Equity (your largest business segment) will be most significantly impacted.

Management's Discussion and Analysis

Key Financial Measures

Revenues, page 103

11. We note your response to prior comment 37. We continue to believe that you should more clearly disclose the gross amounts of performance fees reversed each period presented on a consolidated as well as segment level. For any reversals which are individually significant to your consolidated and/or segment results, please identify the fund. Currently, your segment analysis indicates that for the Corporate Private Equity segment, performance fees were only reversed in 2008. It appears that performance fees were reversed in 2010, 2009, and 2008 for the Real Assets segment and that there were no amounts reversed in the Global Market Strategies segment for any period presented. Please confirm and correspondingly clarify your disclosures.

Assets Under Management, page 110

12. We note your response to prior comment 40. Please expand your rollforward of fee-earning AUM and AUM to separately present distributions and redemptions.

13. We note your response to prior comment 42.   You note that for the Corporate Private Equity and Real Asset segments, as well as your carry funds and CLOs in your Global Market Strategies segment, fund performance does not materially impact fee-earning AUM. Given that fund performance would appear to materially impact your recognition of performance fees, we continue to believe that you should provide readers with a meaningful understanding of the performance of each of your significant funds by type. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying assets and how the inherit risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance. In a similar manner, please also discuss any funds which have significantly impacted your AUM due to market appreciation/(depreciation). In this regard, we note that during the year ended December 31, 2010, AUM for the Corporate Private Equity segment increased by approximately 40% due to market appreciation. Similarly, during

the six months ended June 30, 2011, AUM increased by approximately 13% due to market appreciation.

14. We note your response to prior comment 43. We continue to believe that you should further clarify how the amounts described in (a) through (e) under the Fee-earning Assets under Management heading on page 110 correspond to the amounts presented in the table detailing the components of fee-earning AUM at the top of page 111. This can be done by cross-referencing the descriptions on page 110 with the amounts on page 111.

Combined and Consolidated Results of Operations, page 114

General

15. We reissue prior comment 46. While we note your revised disclosure clarifies that the consolidated funds are not the same entities in all periods shown due to changes in U.S. GAAP, changes in fund terms and the creation and termination of funds, you have not quantified the impact that these changes had on your results of operations for each period presented. Please expand your disclosures as necessary.

16. We note your response to prior comment 48. Please address the following:

- In regards to evaluating whether a fund was material to your results of operations, you appear to have looked at the impact of the fund only on consolidated management fees and performance fees. Please also address your consideration of funds which were material to each segments' management fees and performance fees as well as each segments' economic net income (loss);

- Please tell us what consideration you gave to quantifying performance fees earned by type of individual investment fund;

- We continue to believe that you should separately discuss any increase/decrease in performance fees due to meeting performance targets and/or realization events, due to reversals of incentive/performance fees, or due to any other significant factors during each period presented. It may also be necessary to provide a detailed discussion of the funds' underlying investments to fully explain;

- Please tell us what consideration you gave to discussing the reasonable likelihood of attaining specific thresholds in future periods to earn performance fees for any individual fund(s), if the realization or non-realization of such could have a material impact on the future results of operations. The timing and probability of future realization events should be discussed; and

- Please tell us what consideration you gave to discussing and analyzing the potential of material give-backs by segment or individual fund.

Compensation and Benefits, page 116

17. We note your response to prior comment 51. Please expand your disclosures to discuss the factors which caused the apparent significant changes in total compensation and benefits expense as a percentage of revenues at both the consolidated and segment level. For example, on page 116, compensation and benefits expense as a percentage of revenues increased from 47% for the six months ended June 30, 2010 to 50% for the six months ended June 30, 2011.

18. You disclose total compensation and benefits had compensation attributable to senior Carlyle professionals been treated as compensation expense. You also disclose compensation as a percentage of total revenues before the impact of Consolidated Funds. Given that this is the discussion of your combined and consolidated results, please disclose and discuss these amounts after the impact of Consolidated Funds.

19. Please also disclose the actual amounts of compensation attributable to senior Carlyle professionals in addition to your current disclosure of what total compensation and benefits would have been had those amounts been included. Please also tell us how these amounts of compensation attributable to senior Carlyle professionals reconcile to your disclosures on page F-111 related to partner compensation.

Net Investment Gains (Losses), page 117

20. We note your response to prior comment 53. Please address the following:

- In a similar manner to your response, please expand your discussion of net investment gains (losses) to clarify, if true, that substantially all the net investment (gains) losses are allocated to non-controlling interest and therefore do not have a material impact on net income (loss) attributable to Carlyle Group. Please also expand your discussion of net investment gains (losses) on page 107;

- Please further clarify the nature of the CLO investments and why there is a lower degree of marketability for the CLO liability such that there is greater fair value volatility for those liabilities; and

- On page 117, you disclose that the liabilities of the CLOs have a lower degree of market liquidity and accordingly experience greater volatility than the CLO investments in bonds and loans. On page 171, you disclose a 10% change in value of the CLO investments coupled with a correlated 10% change in value of the loans payable of the CLOs will result in no material net income or loss to the non-controlling interests. Given your disclosures on page 117, please revise your disclosures on page 171 accordingly.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009, page 118

21. Please address the above comments related to your results of operations discussion for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 in your discussion of the results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Non-GAAP Financial Measures, page 123

22. We note your response to prior comment 58. Please disclose how you are arriving at the following amounts included in your reconciliations based on the amounts reported on your combined and consolidated statements of operations: (i) net performance fees, (ii) investment income (loss), (iii) realized performance fees, net of related compensation, and (iv) investment income (loss). For example, the investment income (loss) amount included in your reconciliation for the year ended December 31, 2010 does not appear to be the same as the amount reported on your audited statement of operations for the year ended December 31, 2010 provided on page F-7.

Segment Analysis, page 126

Corporate Private Equity, page 127

23. We note your response to prior comment 61. It does not appear that you expanded your discussion and analysis of your total performance fees for each period presented to provide investors with a more comprehensive explanation of the underlying investments in the portfolios of Carlyle Partners IV, L.P. and Carlyle Partners V, L.P. in addition to any other funds materially impacting your net performance fees or that you expect to materially impact your net performance fees in the near future. Please advise or revise your disclosures as necessary.

24. We reissue prior comment 62. Your response does not appear to address your consideration of providing the following disclosures for funds which materially impacted your segment revenues and economic net income (loss) for each period presented in addition to your consolidated results:

- A description of the underlying fund investment(s). For example, identification of the actual underlying equity investment (name of company(s)), or type of investments if no underlying investment is material to the fund;

- A description of the overall strategy involved in the investment, including the timing, thresholds and significant assumptions involved in managing the investment;

- A discussion of the results of operations and fair value of the underlying investments, or individual investments material to an understanding of the fund performance.

Please advise or revise your disclosures as necessary. Please also disclose how you determined which funds were significant and warranted additional disclosures in a similar manner to the first paragraph of your response.

25. We note your response to prior comment 65. Please help us further understand how you determined the additional presentation and discussion of performance information for each period presented and/or of inception to date as of December 31, 2009 and December 31, 2010 would not provide additional meaningful information for your investors rather than investors of your funds. It would appear that this additional information would provide additional insight on your performance fees revenues recorded each period.

Real Assets, page 138
Global Market Strategies, page 149

26. To the extent applicable, please address the above comments related to your corporate private equity segment to your real assets and global market strategies segment disclosures.

Liquidity and Capital Resources

Cash Flows, page 157

27. We note your response to prior comment 70. Please revise your disclosures to discuss your GAAP cash flow amounts before your discussion of the non-GAAP amounts. Please clarify how the amounts you disclose related to your consolidated funds correlate to the amounts reflected in your statements of cash flows. For example, net cash provided by (used in) operating activities for the six months ended June 30, 2011 excluding the effect of your Consolidated Funds and CLOs is $521.7 million. You disclose that cash flows from operating activities for your consolidated funds for the six months ended June 30, 2011 were $968.6 million. It is not clear why these two amounts would not equal the net cash provided by operating activities of $1310.5 million for the six months ended June 30, 2011 in accordance with U.S. GAAP. Please advise and revise your disclosures as necessary.

Critical Accounting Policies, page 168

General

28. We note your response to prior comment 76. Given that your unrealized performance fee revenue is impacted by changes in valuations of your funds' investments as well as that a portion of total AUM is impacted by valuation changes to net asset value, we continue to believe that the following disclosures would be useful to investors:

- The portion of AUM in which you have a role in estimating fair value;

- The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in ASC 820. Describe the types of investments in each level;

- For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on a third party pricing services, explain the inputs they are using to estimate the fair value of these assets;

- For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used;

- Include a discussion of the potential risks and uncertainties associated with the fair value estimates of your assets under management and how they may impact your results; and

- Clarify why the fair value of certain securities may be different from the closing market price.

Please further advise or revise your disclosures as necessary.

Performance Fees, page 169

29. Please disclose when performance fees are paid out to you, when you typically pay out the performance fees to Senior Carlyle professionals and employees, and when, if required, you typically pay back any giveback obligations.

Unaudited Pro Forma Financial Information, page 176

2. Reorganization and Other Adjustments, page 185

30. The Reorganization will include a) the purchase of certain beneficial interests by the Parent Entities; b) the distribution of beneficial interests from the Parent Entities to the beneficial owners; c) the restructuring of ownership of certain carried interest rights allocated to retired senior Carlyle professionals; and d) the reallocation of carried interest to senior Carlyle professional and other individuals who manage your carry funds such that the allocation will be approximately 45% of all carried interest on a blended average basis. For each of these components of the Reorganization please supplementally address for us and revise your pro forma disclosures to provide the flowing clarifying information:

- how the beneficial interests or carried interest are currently accounted for and reflected in your historical results of operations and balance sheet;

- how each of the components of the Reorganization are reflected in your pro forma financial information; and

- the anticipated accounting of the beneficial interests or carried interest after the Reorganization including how it will be reflected in your future financial statements (if applicable).

31. We note your response to prior comments 83 and 84 and have the following additional comments:

- In arriving at the exchange ratio and ensuring it is a fair value exchange for the existing owners, please address what consideration you will give to the carried interest rights being contributed to Carlyle Holdings and units being issued to these individuals who are not presently owners; and

- Please help us better understand the terms of the reorganization related to the individuals who will contribute to Carlyle Holdings a portion of their carried interest rights in its funds in exchange for Carlyle Holdings partnership units. Please specifically address the following:

   o Please help us understand how it was determined which individuals as well as what portion of carried interest rights would be exchanged for partnership units; and

   o Please tell us how you will determine the amount of Carlyle Holding partnership units to be given to these certain individuals, including how you will value the rights.

32. We note your response to prior comment 90. In your notes to the unaudited financial statements included in your next amendment, please ensure you disclose how you are arrived at the acquisition-date fair value of the equity interests issued related to these acquisitions. Your disclosures should include:

- The form of the equity interests transferred for consideration of your acquisitions;

- How you arrived at the enterprise valuation of the Carlyle Group, including the methods used and significant estimates and assumptions used; and

- The terms of the contingently issuable equity interest, including, if known, the maximum number of units that may be issued and the deemed per unit fair value of such units.

33. For the AlpInvest acquisition, the contingent consideration relates to potential carried interest in certain existing funds that will be payable to the sellers if such carried interest is realized. Please disclose how you arrived at the estimated acquisition-date fair value of this contingent consideration in the notes to the unaudited financial statements included in your next amendment.

34. We note your response to prior comment 92. Please expand your disclosures to clarify your accounting for the phantom deferred restricted units such that no liability is necessary in your pro forma balance sheet and disclose the fair value of the units as of the pro forma balance sheet date.

35. We note your response to prior comment 93. Please also further clarify in your disclosures how you arrive at the adjustment amount, including any significant estimates and assumptions used to arrive at the amount.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations, page 191

36. We reissue prior comment 100. We refer you to footnote (3) to Adjustment 2(b) on page 168. As part of the Reorganization, there will be a reallocation of carried interest to senior Carlyle professionals and other individuals who manage your carry funds, such that the allocation to these individuals will be approximately 45% of all carried interest, on a blended average basis. Prior to the reorganization, the level of such allocations vary by fund, but generally are at least 50% of the carried interests in the fund. It remains unclear whether these professionals and individuals will be compensated in some form for this reduction in allocation.

37. Adjustment 1(f) on page 193 allocates to the non-controlling interests 40% of the historical income attributable to the controlling interest for AlpInvest, 40% of the pro forma acquisition adjustments attributable to AlpInvest, and 100% of all carried interest income in respect of the historical investments and commitments to the AlpInvest fund of funds vehicles that existed as of December 31, 2010. Please separately disclose how you calculated each component. Page 12 indicates that in addition to the 100% of carried interest income in respect of the historical investments and commitments to the AlpInvest fund of fund vehicles that existed as of December 31, 2010, the historical owners and management team of AlpInvest will also be allocated 85% of the carried interest in respect of commitments from the historical owners of AlpInvest for the period between 2011 and 2020 and 60% of the carried interest in respect of all other commitments. Please tell us what consideration you gave to also reflecting the pro forma impact of these allocations as well.

Our Family of Funds, page 216

38. Please clarify the following in your chart of funds:

- Which funds are closed-end and which are open-ended;

- Which funds are carry funds, structured credit funds and hedge funds; and

- Whether you are presenting assets under management or total capital commitments for each fund.

Executive Compensation, page 233

39. Please provide the information requested in prior comments 116, 117 and 120 in your next amendment.

Carried Interest, page 235

40. Please clarify, if true, that none of your named executive officers received carried interest in 2010. We note your disclosures that your founders own all of their equity interests in your firm through their ownership interests in the Parent Entities and accordingly do not own carried interest at the fund level. Tell us what consideration you have given to whether the carried interest from which they benefit as a result of owning the Parent Entities constitutes compensation that should be disclosed under Item 402 of Regulation S-K, or should be disclosed as a related party transaction under Item 404 of Regulation S-K.

Taxation of our Partnership and the Carlyle Holdings Partnerships, page 281

41. We note the disclosure you added in response to prior comments 122 and 123. Please help us to understand more clearly why allocations of carried interest in investments in stock and securities of corporations will typically consist of qualifying income, while income in respect of incentive fees and income allocations from your interest in investments in businesses conducted in non-corporate form typically will not constitute qualified income. Also, if you typically receive management fees from all of your funds, please explain why this would not cause you to have to hold all of your investments through corporations. Lastly, where you refer to "entities classified as corporations for U.S. federal income tax purposes", please clarify whether are you referring to Carlyle Holdings I GP Inc., or other entities as well.

Financial Statements

General

42. Please ensure that your financial statements and corresponding financial information included are updated in accordance with Rule 3-12 of Regulation S-X.

Notes to the Financial Statements

General

Note 1. Organization and Basis of Presentation, page F-11

43. We note your response to prior comment 133. Please provide us with a summary of the significant terms of your relationship with Riverstone Investment Group L.L.C. and help us understand the business purposes for entering into this arrangement to jointly advise these funds.

44. We note your response to prior comment 134. As previously requested, please tell us the specific individuals, families, or affiliated groups in your control group and how you determined that they should be included in your control group. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-17

45. We note your response to prior comments 137 and 147. Please help us better understand why you would typically withhold more cash than recorded as a giveback obligation. Please also help us better understand the business reasons as to why the majority of the cash withheld from distributions of carried interest is held by an entity that is not included in your combined and consolidated balance sheets. Provide clarifying disclosures as necessary.

Fair Value Measurement, page F-22

46. We note your response to prior comment 140. In a similar manner to your response, please further clarify in your disclosures how you are arriving at the fair value of the CLO assets and liabilities.

Note 5. Investments, page F-26

47. We note your response to prior comment 142. You believe that certain of the disclosures required by ASC 946-210-50-6 are useful to a user of your financial statements in understanding your Consolidated Funds. Therefore you included a schedule of investments in a similar format as that required by ASC 946-210-50-6. Given that ASC 946-210-50-6(c) refers to individual investments which constitute more than 5% of net assets, we continue to believe that you should confirm and revise to clarify if true, that you have no individual investments, including derivative instruments, which constitute more than 5% of your net assets or provide the additional disclosures for these investments.

Subordinated Loan Payable to Affiliate, page F-35

48. We note your response to prior comment 145. Please expand your disclosures to provide additional clarity as to how you arrived at the company valuation of $10 billion. Please provide a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

Legal Matters, page F-40

49. We note your response to prior comment 149. Your response did not seem to address all of the matters that you disclosed, including the private class-action lawsuit challenging "club" bids in February 2008 and the three putative shareholder class actions filed in 2011.   For each of these matters, please tell us what specific factors are causing the inability to estimate reasonably possible additional loss or range of loss and when you expect those factors to be alleviated.

Unaudited Financial Statements

50. Please address the above comments, as applicable.

Notes to the Financial Statements

Note 9. Loans Payable

Subordinated Loan Payable to Affiliate, page F-95

51. We note your response to prior comment 154. We continue to believe that you should more detailed disclosures regarding how you determined the fair value of the subordinated notes. Please address how you factored in the value of the embedded put and call features as well as credit spreads in arriving at the fair value of the notes, given that you indicate these factors led to the valuation above par. Please ensure your

discussion includes a description of the assumptions that drive the estimated fair value as well as a discussion of the uncertainty associated with the key assumptions.

Annex A to Response Letter dated November 7, 2011

52. We note that counsel has assumed that the Partnership Agreement will have been duly authorized, executed and delivered by the General Partner at the time of issuance and delivery of the common units. Please confirm to us that you will file an appropriately unqualified opinion by post-effective amendment no later than the closing date of the offering.   The prospectus should disclose that the execution of the Partnership Agreement is a condition to the issuance of shares in the offering. Please refer to Sections II.B.2.e and II.B.2.f of Staff Legal Bulletin 19, available at: http://www.sec.gov/interps/legal/cfslb19.htm**.**

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
       Joshua Ford Bonnie, Esq.